Exhibit 99.2

Santiago, March 28, 2023

Ms.

Solange Berstein Jáuregui

President

Comisión para el Mercado Financiero

Present

Ref.: Material Event Notice - Dividend Distribution Proposal.

For your consideration,

Pursuant to the provisions set forth in Articles 9 and 10 of Law No. 18,045 of the Securities Market and Chapter 18-10 of the Updated Compilation of Rules of the Comisión para el Mercado Financiero, and duly authorized, I hereby inform you as a Material Event the following:

In an ordinary board meeting held today, the Board of Directors of Itaú Corpbanca (the “Bank”) resolved to propose to the Annual General Shareholders' Meeting, to be held on April 20, 2023, the distribution of 30% of the distributable net income for the fiscal year 2022, which represents an aggregare amount of $130,123,237,338, payable to the holders of the 973,517,871,202 validly issued shares of the Bank. If approved dividend distribution of $0.1336629158920 per share would be payable. In addition, it will be proposed to the Shareholders Meeting that the remaining 70% of the profits to be retained.

The dividends that are approved will be available to the shareholders as of April 25, 2023. On this regard, shareholders who are registered in the Shareholders Registry at midnight on April 19, 2023, will have the right to receive dividends, that is, those who are registered in said registry 5 business days prior to the date of holding the aforementioned Meeting.

Sincerely,

Gabriel Amado de Moura

Chief Executive Officer

Itaú Corpbanca